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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                           Commission File Number 86-0830781
                                                                  ----------

                                   Form 10-Q

                       For the period ended June 30, 1998

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant:           MCII HOLDINGS (USA), INC.
     Address of principal office:
          Street and Number             10 E. GOLF ROAD
          City, State, and Zip Code     DES PLAINES, IL 60016

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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                                    PART III
                                   NARRATIVE

     State below in reasonable detail why Form 10-Q could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has experienced delays in converting statements prepared in Mexican GAAP into U.S. GAAP statements.



                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Terry Moynihan                     (847) 375-1261
          -------------------------------------------------
          (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                           MCII HOLDINGS (USA), INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date   August 17, 1998             By   /s/ Michael Graham
                                        ----------------------------
                                        Michael Graham
                                        Chief Accounting Officer